Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fit Boxx Holdings Limited:

We consent to the inclusion in the foregoing Registration Statement of Fit Boxx Holdings Limited and its subsidiaries (collectively the “Company”) on the Amendment No. 1 of Form F-1 of our report dated on October 4, 2018 (except for the effects of the retroactive application of stock split as discussed in Note 11, 12 and 19 to the consolidated financial statements, as to which the date is February 14, 2019), relating to our audits of the accompanying consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ ZH CPA, LLC

Denver, Colorado

February 14, 2019